December 13, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street; N.W.

Washington, DC 20549

ATTN: Mr. Larry Spirgel, Assistant Director

Re:	Anaren, Inc.
Preliminary Merger Proxy Statement on Schedule 14A
Filed November 27, 2013
File No. 001-35153

Dear Mr. Spirgel:

Anaren, Inc. (the "Company") submits this letter in response to comments of the staff (the "Staff") of the Division of Corporate Finance of the United States Securities and Exchange Commission (the "Commission") contained in its letter dated December 9, 2013, regarding the above referenced Preliminary Proxy Statement on Schedule 14A filed with the Commission on November 27, 2013 (the "Proxy Statement").

We have revised the Proxy Statement in response to the Staff's comments and are concurrently filing via EDGAR an amendment to the Proxy Statement (the "Amended Proxy Statement") that reflects these revisions and generally updates the information contained therein.

To facilitate the Staff's review, the Staff's comments are reproduced below in bolded text, with the Company's responses immediately below the comments. The Company's responses set forth in this letter are numbered to correspond to the numbered comments in the Staff's letter. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Proxy Statement. Page references in the responses to the Staff's comments correspond to the pagination of the Amended Proxy Statement.

Opinions of Moelis & Company, LLC and Houlihan Lokey Capital, Inc. to the Independent Committee

1.

We note the statement that "Houlihan Lokey's opinion was furnished for the use of the Independent Committee...and may not be used for any other purpose..." Because it is inconsistent with the disclosures relating to the opinion, the limitation "may not be used for any other purpose" should be deleted. Alternatively, disclose the basis for Houlihan Lokey's belief that shareholders cannot rely upon the opinion to support any claims against Houlihan Lokey arising under applicable state law (e.g., the inclusion of an express disclaimer in Houlihan Lokey's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Houlihan Lokey would have no effect on the rights and responsibilities of either Houlihan Lokey or the board of directors under the federal securities laws.

United States Securities and Exchange Commission

December 13, 2013

●

Response: In response to the Staff's comment, we have revised the disclosure regarding Houlihan Lokey's opinion on page 65 of the Amended Proxy Statement by deleting the text cited by the Staff. Houlihan Lokey has advised us that they respectfully disagree with the Staff's perspectives as to the referenced language, but in this instance and under these circumstances, the requested deletion of the applicable text has been made in response to the Staff’s comment.

2.	Disclose that Houlihan Lokey has consented to use of the opinion in the proxy statement.

●	Response: The following additional disclosure has been included on page 65 of the Amended Proxy Statement in the section entitled "Opinion of Houlihan Lokey Capital, Inc.":

"Houlihan Lokey has consented to the inclusion of its opinion as Annex D to this proxy statement."

As requested in your letter, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

December 13, 2013

***

We hope that the foregoing, and the revisions set forth in the Amended Proxy Statement, have been responsive to the Staff's comments. If you have any questions or comments regarding this letter or the Amended Proxy Statement, please do not hesitate to contact David M. Ferrara, General Counsel to the Company (telephone number: 315-362-0510; e-mail: dferrara@anaren.com). Your attention to this matter is greatly appreciated.

Very truly yours, ANAREN, INC.

By:	/s/ Lawrence A. Sala
Lawrence A. Sala
President & Chief Executive Officer

cc:	Celeste M. Murphy, Division of Corporate Finance, United States Securities and Exchange Commission
Brandon Hill, Division of Corporate Finance, United States Securities and Exchange Commission
David M. Ferrara, Esq., Anaren, Inc.
Courtney A. Wellar, Esq., Bond, Schoeneck & King, PLLC